EXHIBIT 1

The battle over ADP
CNBC – Halftime Report
October 24, 2017  12:00-1:00 p.m.

Host Scott Wapner:  Welcome back to Halftime.  The battle over ADP heating up once again.  Two proxy advisory firms now siding with Bill Ackman’s slate of nominees at that company’s upcoming annual meeting on November 7th.  Leslie Picker has been following that story and joins us more with the latest, as we also have Lee Cooperman with us.  Hey, Les.

Leslie Picker, CNBC Business News:  Hi, Scott, that’s right.  Bill Ackman, of course, getting a vote of confidence from two of the three major proxy advisory firms yesterday.  Glass Lewis said ADP’s management, quote, lacks the urgency required to achieve the best potential outcome for ADP and its shareholders.  Egan Jones echoed that, saying in its own separate report that, quote, ADP’s complacency resulted to the board and management’s failure to acknowledge the company’s underperformance in recent years.  Now, one major proxy advisory firm, ISS, has yet to publish its recommendation, but is expected to do so sometime this week.  Historically, though, according to Proxy Insight, the firm only recommends all dissident candidates 29 percent of the time while it sides with management about 44 percent of the time.  Even if Ackman wins ISS, though, it’s an uphill climb to November 7th, the company’s annual meeting.  He’s pushing for operational overhaul here with a focus on improving ADP’s efficiency and technology.  And he thinks that by putting himself and his two nominees on the board to execute his transformational plan, the stock price could double in four years.  ADP, however, has been pushing back, arguing that the current management team has produced superior returns and that Ackman’s margin target could be harmful for the business.  The company says Ackman’s fee structure incentivizes a, quote, swing-for-the-fences approach that may damage ADP in the long run.  Scott.

Scott Wapner:  All right.  So, Lee, Glass Lewis, which I’m looking at their pretty hefty note, says, quote, we believe Pershing Square has argued the more convincing case.  Why are they wrong?

Leon Cooperman, Omega Advisors CEO:  Why are they wrong?  I don’t think they know jack about the company.  Let me just do this in a succinct, tight fashion.  On Friday night I got an email from a mutual friend of Bill and myself pointing out a presentation that a smart fellow made at the Robinhood Investment Conference recommending ADP.  And I sent our friend, who will be nameless, an email, which I’d like, with your permission, to take maybe 25 seconds to read.  Okay?  And it says:  I think our friend – and I’m friendly with Bill Ackman.  I respect Bill Ackman, but he’s just dead wrong here.  And let me just explain why.  I think our friend Bill’s behavior is nothing short of disgraceful in this instance.  I’m not referring to the merits of his ideas or analysis, but rather his conduct.  ADP has been one of the great success stories of American business.  Could they or any management do a better job?  Quite possibly.  But with their track record, you don’t force them into a costly and time-consuming proxy fight.  This company went public in 1961 with a market cap of about 15 million, if memory serves me right.  Today, properly calculated, ADP plus Broadridge plus CDK is near $60 billion in the value of the equity.  That’s a compound return of over 56 years of 17 percent per annum.  There are very few companies in the public arena with that kind of record.  They earn 40 percent on shareholder’s equity versus 16 percent for the S&P.  They do it with no net debt versus 40 percent debt-to-capital for the S&P.  Their stock yields around two percent with 60 percent payout ratio and the company has intelligently repurchased billions of dollars of shares at attractive prices.  I sat on the board for nearly 20 years and I can tell you that management is shareholder oriented.  If Bill approached them privately with his analysis, he would have gotten a fair hearing.  Instead, he asked initially for CEO replacement and goes public in his criticism.  Why?  Frankly, because he’s a hot dog.  Okay?  As you know, I’ve always liked and respected Bill, but his behavior here is terrible.  I would be very disappointed in our profession if he won the proxy fight.  He told me he spoke to eighty-plus former executives of the company who concur with his views.  I know for a fact that he did not speak with the prior CEOs and the current CEO in advance of the proxy fight.  And they all think he has no idea what he’s talking about.  It is also a fact that ADP has outperformed its peer group in the S&P for the last decade.  I could cite a bunch of other statistics:  Annual dividend increases for 42 consecutive years.  They process one of every governmental payroll checks in the country.  Okay?  Personally, if the company is as screwed up and as vulnerable as he suggests, I don’t think I’d be buying the stock at 28 times earnings.  It would be a short and not a long.

Scott Wapman:  Let me ask you this.

Leon Cooperman:  I have no position –

Scott Wapman:  Let me ask you this.  I mean, and I’m not here, Lee, to argue Bill Ackman’s case for him.  I would simply suggest at looking at the – when I look at the Glass Lewis summation of where they end up, they raise points that say – what you say may be 100 percent correct.

Leon Cooperman:  How do you grow as rapidly as ADP has grown?  How do you earn 40 percent on equity if you’re not running a good business?  How do you achieve those results?  You know, just think about it.  They’re two-and-a-half times more profitable than the average corporation in America.  Bill says Paychex profit margins are here, ADP’s profit margins are here.  Therefore, they’re not optimally managed.  Well, Paychex and ADP are in somewhat different businesses.  The analogy I would use is if Goldman Sachs said to me as one of my prime brokers, anytime you transact at ten cents a share, give us the business.  But when you want to transact at a penny a share, give it to somebody else.  ADP has got, you know, world-class companies.  They’re providing a broad array of services.  Some have higher margins.  Some have lower margins.  But the overall mix, when a company achieves their record of results that they’ve achieved, they don’t need Bill Ackman or somebody like Bill Ackman telling them how to do their business.  Now, having said that, all of us could benefit from a set of eyes looking to business.  There’s a way of doing it.  A public proxy fight criticizing a company with this track record is just counterproductive.  So I’m arguing over process, not the [indistinguishable] recommendations.  I know that ADP would have received Bill with open arms, listened to what he had to say.  And if what he had to say made sense, basically they would have done it.  We looked at acquiring Ceridian over a decade ago.  You know, this company is not asleep.  They didn’t get to where they got by being one of the great corporations in America by being asleep.  They’re not complacent.  They’re always looking over their shoulder.  And I’m just arguing about process.  I’m not prepared to argue the merits of his recommendation because, basically, I retired from the board five years ago.  I made the mistake of giving all my stock away to charity.  I should have given cash and kept the stock, which the stock has doubled.  I wouldn’t be surprised if stock quadrupled in the next three years, or whatever the hell he said it was.  But I’m arguing about process.  It’s just wrong.  And all the proxy services are doing is saying, well, get another outside voice in there, see if you can mix it up a little bit.  What have you got to lose?

Scott Wapner:  Well, but they do say –

Leon Cooperman:  This company doesn’t need –

Scott Wapner:  The proxy service says the company is not keeping pace with smaller competitors, that it has an inefficient corporate structure and an insular culture and that its performance could be significantly improved and shareholder returns enhanced.

Leon Cooperman:  And I say – well, guess what?  They earn 40 percent in equity.  Why don’t you give me a list of the major corporations in America that earn comfortably over $1 billion that earn 40 percent in equity.  The answer is you’re not going to find any.  Okay?  I know financial analysis.  There are very few companies with their record.  Again, there’s no company in America that can’t do a better job than they’re doing.  Is there a possibility for them to do things in an improved fashion?  Yes.  My guess is the company’s ahead of Bill Ackman.  They know what they’ve got to do and they’re working very hard at doing it.  Carlos Rodriguez is a very good CEO.  The management team there is very committed.  Again, how do you go about affecting change?  Do you do it the way he’s doing it?  He has no – the three candidates – I don’t know them individually – interestingly, they’ve been totally silent in this whole process.  They don’t have any particular credentials.  One gentleman, not to say anything negative – I’m 74 – he’s approaching 72.  I believe there’s a mandatory retirement age at ADP’s board at 72.  So if they won the proxy fight, he couldn’t even serve unless they change the bylaws.  So I don’t want to debate the merits of it, but I just ask you, do you grow like this company has grown, do you generate the returns like this company has generated, do you have the client base that they have today by falling asleep and falling behind?  Okay?  And I think the answer is clearly not.  And then you ask yourself, how do you achieve change?  Do you do it, you know, I said this publicly.  Again, I’m not attacking Bill.  I happen to like Bill and I respect Bill.  If Bill called me up with an idea, I would investigate the idea because he’s thoughtful in that respect.  But four years ago I gave a speech on a Friday night at a Columbia University gathering the night before Warren Buffett’s annual meeting.  By tradition, Columbia sponsored a dinner the night before Buffett’s annual meeting, in part because Buffett’s a graduate of the school, etcetera.  And I gave that speech, I think it was three or four years ago.  It was 200 people in the audience, Bill Ackman being one of them.  And, basically, after I made my speech someone asked me if I was involved in Herbalife and did I have an opinion.  And I knew Bill was in the audience and I said I’m not involved in Herbalife, but I do have an opinion.  Okay?  Number one, I want to make it very clear Bill is bright, he’s capable, he is generous, he’s a good human being.  But anyone that gets up in front of 500 people to tell them he’s shored 20 percent of the market capital of a company is allowing his arrogance to get in front of his intellect.  And that’s what I said four or five years ago.  And that’s when Icahn and George Soros went after him on Herbalife.  He turned out to be very wrong.  There’s a way of doing things.  Bob Wilson, the famous [indistinguishable], who I believe is deceased now, said nobody ever got rich publicizing their shorts.  Okay?  And, similarly, he could have approached the company in a quiet manner.  The company would have listened.  And if there were merits to his suggestions, believe me, they would implement them.  That’s all I’m saying.

Scott Wapner:  Well, maybe there’s an opportunity for the three of us to sit down and have this conversation on television and figure out, you know, what happened and where to go from here.  Who knows what’s going to happen?

Leon Cooperman:  I know what happened.  I know what happened.  Bill called me before all this was public.  I’m not involved.  I’m not restricted.  I don’t own a share of ADP.  Okay?  He called me up and said I’ve spent six months studying the company.  I think they have serious issues.  I want to make my presentation to the board, but I don’t have enough time and I’m not prepared to make the presentation now.  I want them to keep a nominating committee, a nominating window open for another 30 days.  And I said, I’m not calling the company to make that recommendation because there’s no way the company is going to agree, nor should they agree.  If you’ve studied this thing for six months, you should have gotten yourself in a position to make your presentation before the window closed.  And I said, if I was you, given the company’s performance, why don’t you meet with them over the next 12 months, make your presentation.  And if they ignore you and they don’t adopt what you think they should adopt, then launch a proxy fight.  And he didn’t want to wait.  And I’d say I’d be more patient.  And guess what?  I’m a lot older than Bill.  Okay?  I’ve got less years left on this good earth.  Okay?  But I believe in noblesse oblige and I believe in handling myself in a certain way.  And that’s it.  So we can have a get-together, but nobody’s going to ever convince me what I’m saying is wrong.  And I’m not commenting on the merits of his recommendation.

Scott Wapner:  Understood.

Leon Cooperman:  His deportment is all wrong.  His deportment is all wrong.

Leslie Picker:  But, Lee, it’s Leslie Picker here.  If you were a shareholder in ADP and you were, you know, submitting your vote for the shareholder meeting on November 7th, are you looking at the conduct or are you looking at the merits of the case?  What should you be looking at for the future of this company when you’re submitting your vote?

Leon Cooperman:  I’m looking at a 42-year record of dividend increases.  I’m looking at a 40 percent return on equity, unparalleled in American industry, done on a debt-free balance sheet.  I’m looking at a record of outperformance, not only for 60-odd years, but for the last 10 years.  Okay?  I’m looking at a company that processes one out of six non-governmental payroll checks in the country.  I’m looking at a company that bought back stock without anybody pressuring them at extraordinarily attractive prices over many years.  I’m looking at a company that pays 60 percent of its earnings out to its shareholders in the form of dividends.  Okay, so I’m looking at a company that’s doing everything right.  And if we cannot back this management and shareholder group, there’s no company in America that’s protected.  And, again, I’m not waving a flag here.  I’m just calling it the way I see it.

Scott Wapner:  Lee –

Leon Cooperman:  There’s a way of conducting himself.  This is not an underachieving company.  This is an out-achieving company that does not deserve to be treated this way.  What the hell?  This is my view.  That’s all.  You know?  If the company can’t get shareholders approving them, I would be very – if I would be a CEO of any company, I’d be very fearful about the future.

Scott Wapner:  Can I just ask you – I’ll change the subject for a moment, but stay on the activists conversation.  As an observer of P&G versus Peltz, what did you think of the way that that all ended up?

Leon Cooperman:  Look, activism is a one-by-one analysis.  As a generalization, hedge funds are having difficulty generating returns.  So a lot of them are trying to generate the returns by becoming activists, trying to force things to happen.  And I’ve seen terrifically intelligent activism and I’ve seen dumb activism.  Okay?  I’m not familiar, do not own P&G, so I don’t have an opinion on that one.  If I go through the intelligence activism and the negative activism, I’m going to tee off a lot of my friends in the business.  But activism must be looked at one at a time.  All I’m saying here is we do not need a public activist at ADP.  And, again, I’m not ADP.  I don’t own a share of ADP.  I’m talking as a private money manager who’s willing to speak out on a subject where I think somebody is doing something wrong.  And I’m not saying Bill has all poor recommendations, but do you think ADP achieved this record by being complacent and asleep?  Please, they’re in a very competitive business.  They’ve been very aware of desktop computering and how people could do a lot of what they do down market and replace them.  So they’ve been very active developing human resources capability and high-touch type of capability.  And to think that they’re asleep at the stick is ridiculous.  It’s ridiculous.

Scott Wapner:  All right.  We’ve going to take a quick break.  Leslie, thank you.

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